SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 10, 2008                   By: /s/ Victor DiTommaso____________

                                                                     Victor DiTommaso, CFO

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Reports Third Quarter Net Earnings of $4.2 Million

• Sales improve for third consecutive quarter

• ECP Division sales and gross profits increase quarter-over-quarter

• Company on solid financial footing

Montréal, Québec and Bradenton, Florida – November 10, 2008 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) today released improved results for the three and nine months ended September 30, 2008. All dollar amounts are US denominated unless otherwise indicated.

Intertape Executive Director, Melbourne F. Yull stated: “The third quarter has seen significant improvement over the second quarter in terms of sales, gross profits and gross margins. This is a noteworthy achievement, given the economic headwinds as well as rapid increases in input costs through much of the quarter. The Company continued to recover cost increases for resin-based raw materials though higher selling prices. The Engineered Coated Products (“ECP”) Division substantially increased third quarter sales and gross profits over those for the second quarter.  A number of new products introduced during the last twelve months further penetrated existing markets and are creating opportunities in new areas.”

Earnings

Net earnings for the third quarter were $4.2 million or $0.07 per share compared to $1.0 million or $0.02 per share for the corresponding quarter a year ago.  Third quarter earnings include a $1.2 million tax asset valuation allowance reversal.

Nine month net earnings totaled $7.0 million or $0.12 per share versus a net loss of $7.7 million or $0.19 per share for the same period in 2007.  Year-to-date earnings reflect the first quarter’s non cash write-off of debt issue expenses of $3.1 million and the cash settlement of the Company’s interest rate swap agreement for $2.9 million in connection with its refinancing of its Senior Secured Credit Facility. This amounted to a reduction in earnings of $0.06 per share after tax during the first quarter. All share amounts are both basic and diluted.

Sales

Sales for the third quarter were $202.0 million compared to the $201.9 million posted for the third quarter a year ago and $197.5 million recorded during the second quarter this year. Unit volumes decreased 7.6% and 2.2% from the third quarter of 2007 and the second quarter of 2008 respectively. The year-over-year unit volume difference is comprised of a 4.9% decrease in the Tapes and Films Division and a 17.3% decrease in the ECP Division.  The ECP decline is primarily attributable to lower unit volumes of lumber wrap film sold into the housing industry.

Sales for the nine months increased to $584.0 million from $575.8 million. Year-to-date unit volumes decreased 5.6%. The Company continued to improve its product mix by adding products of higher value.

Gross profit and gross margin

Gross profit for the third quarter totaled $29.2 million at a gross margin of 14.5%, compared to gross profit of $31.2 million at a gross margin of 15.4% a year ago.  The year-over-year margin decline is due to rising raw material costs and lower sales unit volumes.

Sequentially, third quarter gross profit rose 10.8% and gross margin increased 1.2% compared to 2008 second quarter gross profit of $26.4 million at a gross margin of 13.3%.  The improvement stems from higher gross margins due to the selling price increases achieved and improved product mix.

Gross profit and gross margin for the first nine months were $83.7 million and 14.3% respectively, compared to $87.9 million and 15.3% for the first nine months of 2007.

SG&A expenses

Selling, general and administrative expenses (SG&A) were $17.5 million (8.7% of sales) for the third quarter, which are the same levels as they were for the third quarter last year.  Nine month SG&A expenses were $52.3 million (9% of sales) compared to $52.5 million (9.1% of sales) for the same period in 2007.

EBITDA

EBITDA in the third quarter totaled $18.8 million compared to $19.7 million for the same quarter a year ago and for the nine months was $52.4 million versus $48.6 million last year.

Segmented Information

Tapes & Films Division

Sales for the Tapes and Films (“T&F”) Division for the third quarter were $161.4 million, up 3.1% from $156.6 million for the third quarter of 2007.  Year-over-year unit volumes decreased 4.9% during the third quarter.  Sales for the third quarter increased 1.2% over the second quarter of 2008, despite a unit volume decrease of 3.1%.  This was due to the T&F Division’s success in achieving meaningful selling price increases.

Nine month sales rose 3.3% to $469.6 million compared to $454.7 million for the first nine months of 2007.  The current economic weakness in the U.S. resulted in a unit volume decrease of 3.8% compared to the first nine months of 2007.

Gross profits for the third quarter were $23.6 million at a gross margin of 14.6% compared to $25.1 million at a gross margin of 16.0% for the third quarter of 2007.  These declines were due in part to rising costs in a number of areas, including resin-based raw materials, transportation and energy.  While many of these increases were recovered through higher selling prices, it was not always possible to recover the additional margin on these higher costs on a timely basis.  Finished goods inventories also increased during the third quarter, compared to this year’s second quarter levels.

Gross profits and gross margins for the nine months compared to the same period a year ago were $70.2 million at 15.0% and $74.6 million 16.4%, respectively.  The decreases are primarily due to the decline in unit volume.

EBITDA for the third quarter was $15.8 million compared to $17.9 million for the third quarter of 2007.  Nine month EBITDA was $47.1 million in 2008 and $52.4 million in 2007 respectively.  The 2008 declines are attributable to the lower gross profits.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2008	2007	2008	2007
	$	$	$	$
Divisional earnings before income taxes	8.5	10.5	25.2	30.4
Depreciation and amortization	7.3	7.4	21.9	22.0
EBITDA	15.8	17.9	47.1	52.4
EBITDA margin	9.8%	11.4%	10.0%	11.5%

Engineered Coated Products Division

Third quarter sales for the Engineered Coated Products (“ECP”) Division were $40.6 million, compared to $45.3 million for the third quarter of 2007.  Unit volumes were down 17.3% for the third quarter compared to the third quarter of 2007, however, the unit decline was mitigated by selling price increases and product mix changes.  Compared to the second quarter of 2008, third quarter sales rose 6.8% from $38 million and unit volumes were up 1.4%.

Nine month sales decreased 5.5% to $114.4 million compared to $121.1 million for the first nine months of 2007.  Sales volumes for the same period declined 12.9% compared to the first nine months a year ago due to the decline in sales of products to the housing market.

Gross profits for the third quarter totalled $5.6 million at a gross margin of 13.8% compared to $6.1 million at a gross margin of 13.5% for the third quarter of 2007.  Quarter-over-quarter, the gross profit and gross margin improved substantially from the 2008 second quarter gross profit and gross margin of $3.5 million at 9.2%. This resulted partially from the increase in unit volumes but most significantly from improved product mix as the ECP Division has introduced several new high value products in recent quarters.

Gross profits and gross margins for the nine months were $13.5 million at 11.8% and $13.3 million at 11.0%, respectively in 2008 and 2007.  The 2008 improvement resulted from increased selling prices and improved product mix.  Results for all periods reported reflect the continued softness in the construction market.

EBITDA for the third quarter was $3.8 million compared to $4.2 million for the third quarter of 2007 and $1.5 million for the second quarter of 2008. The sequential EBITDA improvement was due to higher gross profits.

EBITDA for the nine months ended September 30, 2008 was $7.5 million, the same as the EBITDA for the nine months ended September 30, 2007.  Increased selling prices and improved product mix sustained EBITDA this year despite a 12.9% decrease in unit volumes.

During the quarter Intertape acquired the exclusive North American rights to a patent pending automatic wrapping system. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for both film and monthly charges for a total consideration of $5.5 million.  This complements the Division’s product offerings and customer base.

ECP Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2008	2007	2008	2007
	$	$	$	$
Divisional earnings before income taxes	2.3	2.8	3.1	3.5
Depreciation and amortization	1.5	1.4	4.4	4.0
EBITDA	3.8	4.2	7.5	7.5
EBITDA margin	9.3%	9.2%	6.6%	6.2%

Cash flow from operations

Reflecting improved profitability, third quarter cash flows from operations before changes in non-cash working capital items was $14.8 million, compared to $14.4 million for the third quarter last year. Changes in non-cash working capital items used $5.6 million in cash flows for the most recent three months compared to using $6.8 million during the same period in 2007. This year’s reduced use of cash flows stems from increased accounts payable and accrued liabilities, partially offset by increased inventories. As a result, cash flows from operating activities provided cash of $9.2 million in the third quarter, compared to $7.6 million a year earlier.

For the first nine months, cash flows from operations before changes in non-cash working capital items was $36.5 million compared to $30.0 million a year prior.  Changes in non-cash working capital items used $27.9 million in cash flows compared to using $8.3 million in cash in 2007. As a result, cash flows from operating activities in the first nine months stood at $8.6 million, versus $21.7 million for the same period in 2007.

Income taxes

Due to the improved financial performance of the ECP Division in Truro, Nova Scotia, the Company expects to benefit from the retention of a portion of the value of the expiring tax losses.  An initial $2.0 million reduction in the Company’s income tax asset valuation allowance was included in earnings for the second quarter of 2008 and an additional $1.2 million reduction is included in earnings for the third quarter of 2008.

Outlook

“Global conditions remain uncertain. The cost of resin-based raw materials is expected to decrease materially through the balance of the year. Historically, this has dampened short-term demand for products as distributors reduce their inventories in a declining price environment.  Additionally, the fourth quarter is traditionally a slower sales quarter for the Company. As such, fourth quarter sales are expected to decline from third quarter levels,” commented Mr. Yull.

“Intertape is well positioned to weather the global financial crisis. In the past year, Intertape has successfully refinanced its existing Senior Secured Credit Facility and significantly reduced debt. We are focused on maintaining our solid cash and liquidity position, strengthening our product offerings and achieving lowest cost operations to be well positioned for profitable growth when the economy recovers” concluded Mr. Yull.

Non-GAAP information

This release contains certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the financial measures to the most directly comparable GAAP measures.

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in the Company’s industry may calculate EBITDA and adjusted EBITDA differently than the Company does.

EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA and adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.2	1.0	7.0	(7.7)
Add back (deduct): Financial expenses, net of amortization	4.7	6.3	13.1	18.8
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	0.8	1.6	(1.0)	8.9
Depreciation and amortization	9.1	10.8	30.4	28.6
EBITDA	18.8	19.7	52.4	48.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1.3		8.1
Adjusted EBITDA	18.8	21.0	52.4	56.7

Conference Call

A conference call to discuss Intertape's 2008 third quarter results will be held later this morning at 10 A.M. Eastern Time. Participants may dial 1-866-847-7863 (U.S. and Canada) and 1-703-639-1429 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320- 365-3844 (International), and entering the Access Code 967947. The recording will be available from Monday, November 10, 2008 at 12:00 P.M. until Wednesday, December 10, 2008 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in

Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-

looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This press release contains certain non-GAAP financial measures as defined under SEC rules, including EBITDA and adjusted EBITDA.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

Consolidated Earnings

Periods ended September 30, 2008

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
		$	$	$
Sales	201,978	201,875	584,013	575,819
Cost of sales	172,772	170,686	500,280	487,921
Gross profit	29,206	31,189	83,733	87,898

Selling, general and administrative expenses	17,490	17,508	52,315	52,505
Stock-based compensation expense	348	504	1,098	1,491
Research and development expenses	1,334	1,002	4,303	3,188
Financial expenses
Interest	4,230	8,561	14,553	21,719
Other	806	(316)	(523)	(411)
Refinancing			6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1,330		8,114
	24,208	28,589	77,777	86,606
Earnings before income taxes (recovery)	4,998	2,600	5,956	1,292
Income taxes (recovery)	779	1,628	(1,038)	8,968
Net Earnings (loss)	4,219	972	6,994	(7,676)

Earnings (loss) per share
Basic	0.07	0.02	0.12	(0.19)
Diluted	0.07	0.02	0.12	(0.19)

Consolidated Deficit

Periods ended September 30, 2008

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$		$
Balance, beginning of period	(64,959)	(67,737)	(67,482)	(59,532)
Cumulative impact of accounting changes relating to financial instruments and hedges				443
Cumulative impact of accounting changes relating to inventories			(252)
Balance, beginning of period, as restated	(64,959)	(67,737)	(67,734)	(59,089)
Net earnings (loss)	4,219	972	6,994	(7,676)
Balance, end of period	(60,740)	(66,765)	(60,740)	(66,765)

Weighted average number of common shares

Outstanding

Basic

58,956,024

40,986,940

58,956,241

40,986,940

Diluted

58,956,024

40,986,940

58,956,241

40,986,940

Consolidated Comprehensive Income (Loss)

Periods ended September 30, 2008

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss)	4,219	972	6,994	(7,676)
Other comprehensive income:
Change in fair value of interest rate swap agreements, designed as cash flow hedges (net of future income taxes of $105 and $680 for the three and nine months ended September 30, 2008, respectively; $534 and $400 for the three and nine months ended September 30, 2007, respectively)	179	(910)	(1,158)	(680)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of future income taxes of $1,080)			1,840
Reduction of net investment in a subsidiary			(1,143)
Change in accumulated currency translation adjustments	(6,401)	10,952	(9,356)	26,954
Other comprehensive income (loss)	(6,222)	10,042	(9,817)	26,274
Comprehensive income (loss)	(2,003)	11,014	(2,823)	18,598

Consolidated Cash Flows

Periods ended September 30, 2008

(In thousands of US dollars)   (Unaudited)

	Three months		Nine months
	2008	2007	2008	2007
	$	$	$	$
OPERATING ACTIVITIES
Net earning (loss)	4,219	972	6,994	(7,676)
Non-cash items
Depreciation and amortization	9,081	10,832	27,306	28,559
(Gain) loss on disposal of property, plant and equipment	304	(45)	207	107
Property, plant and equipment impairment and other charges in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges		1,373		1,373
Write off of debt issue expenses in connection with debt refinancing			3,111
Future income taxes	1,153	1,275	(990)	7,978
Stock-based compensation expense	349	504	1,099	1,491
Pension and post-retirement benefits funding in excess of amounts expensed	(340)	(524)	(1,240)	(1,852)
Cash flows from operations before changes in non-cash working capital items	14,766	14,387	36,487	29,980
Changes in non-cash working capital items
Trade receivables	(5,100)	(4,737)	(18,349)	(12,191)
Other receivables	231	(535)	(460)	(28)
Inventories	(4,713)	(382)	(16,043)	(9,784)
Parts and supplies	(283)	(87)	(638)	(660)
Prepaid expenses	(270)	(106)	17	214
Accounts payable and accrued liabilities	4,560	(906)	7,620	14,133
	(5,575)	(6,753)	(27,853)	(8,316)
Cash flows from operating activities	9,191	7,634	8,634	21,664

INVESTING ACTIVITIES
Property, plant and equipment	(8,972)	(3,530)	(17,964)	(12,467)
Proceeds on the disposal of property, plant and equipment	8	81	3,122	957
Other assets	(260)	(183)	(684)	(1,833)
Intangible assets	(2,637)		(2,637)
Goodwill				(300)
Cash flows from investing activities	(11,861)	(3,632)	(18,163)	(13,643)

FINANCING ACTIVITIES
Net change in bank indebtedness		(4,947)		53
Long-term debt	9,622	7	136,211	194
Debt issue expenses		(2,302)		(2,302)
Repayment of long-term debt	(6,187)	(46,210)	(127,999)	(63,861)
Settlement of interest rate swap agreements			(2,643)
Proceeds from shareholders’ rights offering		45,878		45,878
Cash flows from financing activities	3,435	(7,574)	5,569	(20,038)
Net increase (decrease) in cash	765	(3,572)	(3,960)	(12,017)
Effect of foreign currency translation adjustments	(621)	298	(632)	798
Cash, beginning of period	10,793	9,354	15,529	17,299
Cash, end of period	10,937	6,080	10,937	6,080

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,937	15,529
Trade receivables	108,589	91,427
Other receivables	3,325	2,970
Inventories	113,017	99,482
Parts and supplies	13,836	13,356
Prepaid expenses	3,453	3,522
Future income taxes	11,231	11,231
	264,388	237,517
Property, plant and equipment	304,763	317,866
Other assets	23,590	23,176
Derivative financial instruments	284
Intangible assets	4,137
Future income taxes	52,991	53,990
Goodwill	68,509	70,250
	718,662	702,799

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	96,811	88,866
Instalments on long-term debt	729	3,074
	97,540	91,940
Long-term debt	253,285	240,285
Pension and post-retirement benefits	9,818	9,765
Derivative financial instruments		799
	360,643	342,789
SHAREHOLDERS’ EQUITY
Capital stock	348,160	348,174
Contributed surplus	12,954	11,856

Deficit	(60,740)	(67,482)
Accumulated other comprehensive income	57,645	67,462
	(3,095)	(20)
	358,019	360,010
	718,662	702,799